UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARRIOTT RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MARRIOTT INTERNATIONAL, INC.
10400 Fernwood Road
Bethesda, Maryland 20817

MARRIOTT
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2019 AND 2018

Report of Independent Registered Public Accounting Firm
To the Retirement Plan Committee
MARRIOTT RETIREMENT SAVINGS PLAN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Marriott Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2019.

Phoenix, Arizona
June 18, 2020

MARRIOTT
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	December 31
	2019	2018
Assets
Investments in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts, at fair value	$9,143,283,699	$7,286,636,490
Total investments	9,143,283,699	7,286,636,490
Receivables:
Notes receivable from participants	178,060,415	168,704,536
Due from Marriott International, Inc. for Company contribution	131,245,853	195,800,146
Total receivables	309,306,268	364,504,682
Total assets	9,452,589,967	7,651,141,172
Liabilities
Accrued expenses	629,928	507,931
Total liabilities	629,928	507,931
Net assets available for benefits	$9,451,960,039	$7,650,633,241
The accompanying notes are an integral part of these financial statements.

MARRIOTT
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

Additions
Appreciation in investments from participation in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts	$1,868,135,034
Interest income on notes receivable from participants	11,294,073
Participants contributions	355,465,879
Rollover contributions	13,161,667
Marriott International, Inc. contributions	133,697,163
Total additions	2,381,753,816

Deductions
Benefits paid to participants	614,513,445
Administrative expenses	3,457,197
Total deductions	617,970,642

Net increase in net assets before plan asset transfer	1,763,783,174
Assets transferred from other plan	37,543,624
Net Increase	1,801,326,798
Net assets available for benefits at beginning of year	7,650,633,241
Net assets available for benefits at end of year	$9,451,960,039

The accompanying notes are an integral part of these financial statements.

MARRIOTT
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1:	DESCRIPTION OF THE PLAN
The following description of the Marriott Retirement Savings Plan (the “Plan”), formerly Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust, sponsored by Marriott International, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees of the Company who are eligible to participate after completing 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan’s assets are held and invested in the Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts (the “Master Trust”) (see Note 3). Effective June 24, 2019, assets of another retirement plan sponsored by the Company, the Marriott International, Inc. Employees’ 401(k) Plan (the “401k Plan”), were merged with and into the Plan.

Effective January 1, 2018, the Plan was amended to automatically enroll certain employees' of Starwood Hotels and Resorts Worldwide, LLC, a wholly-owned subsidiary of the Company, who were participants in the Starwood Hotels and Resorts Worldwide Savings and Retirement Plan (the "Starwood Plan"). The Starwood Plan merged into the Plan on June 30, 2018.
Effective July 1, 2018, if an employee is hired, rehired or transferred to a unit eligible to participate in the Plan, the employee will automatically be enrolled in the Plan. The employee may take action to cancel or customize the automatic election.
Contributions
Participants of the Company may contribute each pay period up to 80% or a fixed dollar amount (minimum of $3 per week) of weekly compensation. The Plan administrator limits contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests; for 2019 the limit on highly compensated employees was 7% of weekly compensation from January to December.
Participants may also contribute (rollover) amounts representing distributions from other eligible retirement plans, including qualified defined benefit or defined contribution plans or traditional IRAs.
Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum contributions allowable by the Plan during the Plan year may make an additional catch-up contribution. The catch-up contribution is subject to the Internal Revenue Service limitation of $6,000 for the year ended December 31, 2019.
The Plan offers a Company discretionary contribution which is allocated proportionally to each allocation group (all participants eligible for the discretionary contribution at the same work location and in the same job classification, hourly or non-hourly). Each participant’s share of the discretionary contribution is determined proportionally based on the first 3% of eligible compensation contributed to the Plan, as compared to that contributed in total by all participants in the allocation group, and the second 3% of eligible compensation contributed to the Plan, as compared to that contributed in total by all participants in the allocation group.

To be eligible for the discretionary contributions, employees must be employed on the last Friday of the Plan year. Employees whose employment ends due to retirement, disability or death will be eligible for a discretionary contribution on their contributions for the Plan year. In general, Company contributions are allocated among participants’ accounts after the close of the Plan year. The Company also makes supplemental contributions at select locations to non-management, non-highly compensated hourly associates who are eligible for the discretionary contribution in the Plan who are not, in most cases, in a collective bargaining agreement. Associates covered under collective bargaining agreements; the Employer’s contributions vary based on the terms of the agreement. Contributions are subject to certain limitations.
For the 2018 Plan year, the Company provided a one-time supplemental match. For every $1 an employee contributed to the Plan, Marriott contributed an additional $5 up to a maximum of $1,000. This 2018 supplemental match was made to all participants other than highly compensated non-hourly employees, provided such employees met the requirements of match eligibility by December 28, 2018.
Participant Accounts
Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company discretionary contribution (if any), the Company supplemental contribution (if eligible), an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately 100% vested in their contributions plus actual earnings thereon. Company contributions are immediately 100% vested for participants who are not subject to a collective bargaining agreement. For participants subject to a collective bargaining agreement, the vesting in Company contributions varies based on the terms of the collective bargaining agreements. In general, vesting begins after one year of service, increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65.

For employees who were members of the National Conference of Firemen and Oilers, Local 3, SEIU, AFL- CIO who were employed on and after December 31, 2011, Company matching contributions vested as follows:
Completed Years of Service        Vested Percentage of Company
(including eligible prior year)        Matching Contribution Account

Less than 1 year	0%

1	33.33%

2	66.66%

3	100%

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account. The interest rate is fixed at the time the loan is granted. Prior to July 2, 2012, Plan loans bore interest at the prime rate published by the Wall Street Journal plus one percentage point. For loans issued on and after July 2, 2012, loans bear interest at the prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus two percentage points, except that for the loans issued in third quarter of 2016, loans bear an interest rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus one percentage point. Interest rates on outstanding loans range from 4.25% to 10.50%.
Principal and interest are paid ratably through weekly or bi-weekly after-tax payroll deductions. In cases where payroll deductions are not available, loan repayments can be made via direct debit, certified check, cashiers’ check or money order. Participants generally are limited to one outstanding loan.

Payment of Benefits
Upon termination of service, death, disability, or retirement upon either age 55 and 10 years of service or 20 years of service regardless of age, a participant with an account balance greater than $5,000 can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled-over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.
Administration
The Retirement Plan Committee, formerly the Profit Sharing Committee, serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Retirement Plan Committee, all of whom are members of senior management of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The Retirement Plan Committee is responsible for investment of the Plan assets, other than the Company Stock Fund and has delegated many responsibilities to the trustee and the investment managers it appoints. The Stock Fund Investment Committee is the sole named fiduciary of the Plan with regards to the investment of the Company Stock Fund.

Administrative and Investment Expenses
To the extent not paid by the Company, certain administrative and all investment expenses are paid by the Plan and then allocated to participants based on account balances.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Investment Options
Upon enrollment in the Plan, a participant may allocate employer and employee contributions to any of the available investment options. Participants may change their investment options on a daily basis.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investments Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that the Plan has in underlying investments. The investments of the Master Trust are valued as described under Fair Value Measurements in Note 2.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Fair Value Measurements
Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process would be Level 3.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2019 and 2018.
Cash and Cash Equivalents – Cash and cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
Common and Preferred Stock – Securities are priced at the closing price reported on the active market on which individual securities are traded.

Common Collective Trust – Valued at the net asset value ("NAV") of units of a collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
Corporate Bonds – Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.
Government Debt Securities – Valued using pricing models maximizing the use of observable inputs for similar securities.
Mutual Funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2019, 16,473,271 units were outstanding with a value of $103.58 per unit. At December 31, 2018, 18,069,880 units were outstanding with a value of $74.46 per unit.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies from December 31, 2018 to December 31, 2019.
Notes Receivable from Participants
Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. A loan is considered in default if a payment is not made within 90 days after the due date; an outstanding loan balance is not repaid by the original due date; or there is a material misrepresentation in connection with the loan application. If the loan is deemed to be in default, the participant loan balance is reduced and a benefit payment is recorded.
New Accounting Pronouncements
In February 2017, the FASB issued ASU 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting.” ASU 2017-06 requires that plans with investments in a master trust report the plan’s interest in the master trust and any change in that interest as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. ASU 2017-06 removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires all plans to disclose the dollar amount of their interest in each general type of investment of the master trust. In addition, ASU 2017-06 requires all plans to disclose their master trust’s other asset and liability balances as well as the dollar amount of the plan’s interest in each of those balances. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018. The Plan has adopted this standard for the Plan year ending December 31, 2019 and applied the amendments in this standard retrospectively to each period for which financial statements are presented.

NOTE 3:	MASTER TRUST
The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and were invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, the 401k Plan. The 401k Plan assets were transferred into the Plan effective June 24, 2019.
The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the Plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan’s participants can invest in the Marriott Common Stock Fund. At December 31, 2019 and 2018 the Plan’s overall interest in the net assets of the Master Trust was 100% and 99.59%, respectively.
The following table presents the net assets of the Master Trust as of December 31, 2019 and 2018 :

	2019	2018
Assets
Investments, at fair value	$9,147,256,674	$7,320,212,140
Receivables:
Receivables from sale of investments	11,721,634	411,782
Accrued interest and dividends	255,718	89,102
Total receivables	11,977,352	500,884
Total assets	9,159,234,026	7,320,713,024
Liabilities
Accounts payable on investments purchased	13,437,241	1,365,653
Custodian and advisor fees payable	2,513,086	2,677,350
Total liabilities	15,950,327	4,043,003
Net assets available for benefits	$9,143,283,699	$7,316,670,021
The following table presents the changes in net assets of the Master Trust during the year ended December 31, 2019:

Net appreciation in fair value of investments	$1,803,628,549
Interest	40,961,684
Dividends	37,833,693
Investment gain before investment management fees	1,882,423,926
Investment management fees	(9,892,663)
Net transfers	(45,917,585)
Increase in net assets	1,826,613,678
Net assets:
Beginning of year	7,316,670,021
End of year	$9,143,283,699
The following table presents the net investment gain of the Master Trust for the year ended December 31, 2019:

Net realized and unrealized appreciation in fair value of investments	$1,803,628,549
Interest and dividend income	78,795,377
Investment gain before investment management fees	1,882,423,926
Investment management fees	(9,892,663)
Net investment gain	$1,872,531,263
The net investment gain of the Master Trust is comprised of the net investment gain for the Plan of $1,868,135,034 for the entire year and net investment gain for the 401k Plan of $4,396,229 from January 1, 2019 to June 24, 2019.

NOTE 4:	FAIR VALUE MEASUREMENTS
The following tables present the investments in the Master Trust that are measured at fair value on a recurring basis at December 31, 2019 and 2018. Classification within the fair vale hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$8,376,302	$—	$—	$8,376,302
Corporate bonds	—	452,645,854	—	452,645,854
Preferred stock	9,891,525	4,036,634	—	13,928,159
Common stock - Marriott International, Inc.	1,711,665,382	—	—	1,711,665,382
Common stock - others	1,744,969,200	822,664,742	—	2,567,633,942
Foreign government debt securities	—	9,974,828	—	9,974,828
U.S. government debt securities	—	751,052,994	—	751,052,994
Mutual funds	12,363,615	—	—	12,363,615
Total assets in the fair value hierarchy	3,487,266,024	2,040,375,052	—	5,527,641,076
Investments measured at net asset value (a)	—	—	—	3,619,615,598
Total investments at fair value	$3,487,266,024	$2,040,375,052	$—	$9,147,256,674

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,718,339	$—	$—	$1,718,339
Corporate bonds	—	457,793,240	—	$457,793,240
Preferred stock	4,014,717	2,859,368	—	$6,874,085
Common stock - Marriott International, Inc.	1,328,865,373	—	—	$1,328,865,373
Common stock - others	1,752,087,798	3,330,874	—	$1,755,418,672
Foreign government debt securities	—	7,552,609	—	$7,552,609
U.S. government debt securities	—	596,164,920	—	$596,164,920
Mutual funds	283,381,469	—	—	$283,381,469
Total assets in the fair value hierarchy	3,370,067,696	1,067,701,011	—	4,437,768,707
Investments measured at net asset value (a)	—	—	—	2,882,443,433
Total investments at fair value	$3,370,067,696	$1,067,701,011	$—	$7,320,212,140

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no Level 3 investments at December 31, 2019 and 2018.

The following table summarizes investments for which fair value is measured using Net Asset Value per share practical expedient as of December 31, 2019 and 2018. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2019	December 31, 2018	Redemption	Redemption
	Fair Value	Fair Value	Frequency (if currently eligible)	Notice Period
COLTV Short-term Investment Fund	$70,382,552	$109,036,459	Daily	30 days
Fidelity Contrafund	462,795,387	372,863,476	Daily	90 days
Fidelity Pyramis Emerging Equity Small Cap	37,587,878	31,466,767	Daily	30 days
Northern Trust Collective S&P 500 Index Fund	351,898,476	265,599,914	Daily	30 days
Northern Trust Collective S&P 400 Index Fund	22,190,459	—	Daily	30 days
Northern Trust Collective Russell 2000 Index Fund	6,572,187	—	Daily	30 days
Northern Trust Collective EAFE Index Fund	7,761,067	—	Daily	30 days
Vanguard Retirement 2015	292,298,782	273,837,129	Daily	60 days
Vanguard Retirement 2025	802,532,693	659,569,589	Daily	60 days
Vanguard Retirement 2035	697,415,620	548,504,519	Daily	60 days
Vanguard Retirement 2045	532,349,472	392,967,163	Daily	60 days
Vanguard Retirement 2055	201,530,803	121,547,220	Daily	60 days
Vanguard Retirement Income	134,300,222	107,051,197	Daily	60 days
	$3,619,615,598	$2,882,443,433

NOTE 5:	PARTY-IN-INTEREST
The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan through the Stock Fund held 11,303,344 and 12,240,838 shares of common stock of the Company as of December 31, 2019 and 2018, respectively. Dividends on Marriott International, Inc. common stock were $21,986,777 and $19,400,779 for the years ended December 31, 2019 and 2018, respectively. The closing share price as listed on the Nasdaq stock exchange as of December 31, 2019 and 2018 was $151.43 and $108.56, respectively.

NOTE 6:	INCOME TAX STATUS
The Plan received its most recent determination letter from the Internal Revenue Service (“IRS”), dated December 16, 2019, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended, and Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and related Trust continue to be tax exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7:	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2019	2018
Net assets available for benefits as reported in financial statements at contract value	$9,451,960,039	$7,650,633,241
Loans deemed as distributions for financial statements reporting purposes	11,387,365	10,808,971
Deemed distributions during the year for Form 5500 purposes	(1,125,595)	(822,687)
Net assets available for benefits as reported in Form 5500	$9,462,221,809	$7,660,619,525
The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$614,513,445
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2019	(11,387,365)
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2018	10,808,971
Net deemed distributions for the Form 5500 purposes for year ended December 31, 2019	1,125,595
Net deemed distributions for the Form 5500 purposes for year ended December 31, 2018	(822,687)
Benefits paid to participants as reported in the Form 5500	$614,237,959
The following is a reconciliation of notes receivable from participants as reported in the financial statements to the Form 5500:

	December 31
	2019	2018
Notes receivable from participants per financial statements	$178,060,415	$168,704,536
Loans deemed as distributions for the purpose of financial statements	11,387,365	10,808,971
Net deemed distributions during the year for the Form 5500 purposes	(1,125,595)	(822,687)
Notes receivable from participants per Form 5500	$188,322,185	$178,690,820
The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2019:

Net increase in net assets available for benefits as reported in the financial statements	$1,763,783,174
Change in loans deemed as distribution for financial statements reporting purposes	578,394
Change in net deemed distributions during the year for the Form 5500 purposes	(302,908)
Net increase in net assets available for benefits as reported in the Form 5500	$1,764,058,660

NOTE 9:	SUBSEQUENT EVENTS
The Plan has evaluated events subsequent to December 31, 2019 and through June 18, 2020, the date the financial statements were available to be issued, and determined that there were no events that require adjustments to these financial statements.
On March 11, 2020, the World Health Organization declared the outbreak of the coronavirus a global pandemic.  The coronavirus and efforts to contain it (“COVID-19”) have had a negative impact on global economies and common stock share prices for many companies. As a result, the Plan’s investment portfolio has incurred a decline in fair value since December 31, 2019.  However, because the value of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The extent to which COVID-19 will continue to impact the Plan’s financials, including the duration and magnitude of such effects, will depend on numerous evolving factors that we may not be able to accurately predict or assess at this time.  Also, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan participants with respect to distributions and participant loans. Plan management has adopted certain relief provisions included in the CARES Act and continues to evaluate other provisions and guidance.

SUPPLEMENTAL SCHEDULE
MARRIOTT
RETIREMENT SAVINGS PLAN
EIN: 52-2055918; Plan No.: 004
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
DECEMBER 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
Notes receivable from Participants *	Interest rates range from 4.25% to 10.50%; varying maturities		$188,322,185

* Party-in-interest to the Plan
**Cost information not required
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 18, 2020	/s/ Tracey Ballow
Plan Administrator